UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

M.D.C. HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 Per Share

(Title of Class of Securities)

552676 108

(CUSIP Number)

David D. Mandarich, 4350 S. Monaco St., Suite 500, Denver, CO 80237

(303) 773-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552676 108
(1)	NAME OF REPORTING PERSON
David D. Mandarich

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
Not Applicable	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)	☐
Not Applicable

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

(7)	SOLE VOTING POWER
6,154,668
Number of
Shares	(8)	SHARED VOTING POWER
Beneficially	0
Owned by
Each	(9)	SOLE DISPOSITIVE POWER
Reporting	6,154,668
Person with
(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,154,668

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
Not Applicable

(13)	PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW (11)
9.5%

(14)	TYPE OF REPORTING PERSON
IN

EXPLANATORY NOTE: This is a voluntary filing to reflect changes in Reporting Person’s holdings over the prior year. This amendment amends and supplements only information that has changed since the filing of the previous amendment.

The Reporting Person, David D. Mandarich, hereby amends his Schedule 13D relating to the Common Stock, par value $0.01, of M.D.C. Holdings, Inc. (the “Company”).

Item 5.	Interest in Securities of the Issuer

(a)

Mr. Mandarich beneficially owns an aggregate of 6,154,668 shares of Common Stock, representing approximately 9.5% of the outstanding Common Stock of the Company. The ownership percentage set forth above is based upon 62,574,961 shares of Common Stock of the Company outstanding, as reported in the Company’s Form 10-K filed on January 30, 2020, plus an additional 2,129,528 shares which Mr. Mandarich has the right to acquire upon the exercise of stock options that are fully vested.

(b)	Mr. Mandarich has the:

(i)

Sole power to vote or direct the vote of 6,129,528 shares. This consists of 3,899,090 shares that he directly owns, 2,129,528 shares issuable upon the exercise of stock options granted under the Company's equity incentive plans, 120,625 shares of restricted stock granted under the Company's equity incentive plans, and 5,425 unitized shares held in a stock fund in the Company’s 401(k) Savings Plan, which changes on a daily basis.

(ii)	Shared power to vote or direct the vote of -0- shares.

(iii)	Sole power to dispose or direct the disposition of 6,154,668 shares. This consists of the shares described in response to Item 5(b)(i) above.

(iv)	Shared power to dispose or direct the disposition of -0- shares.

(c)

Upon the vesting of restricted stock on December 31, 2019, February 1, 2020 and February 2, 2020, 14,167 shares, 3,258 shares and 2,336 shares were withheld for taxes pursuant to an irrevocable election made outside of black-out periods. On February 3, 2020, Mr. Mandarich was granted 45,903 shares of restricted stock under the Company's 2011 Equity Incentive Plan.

(d)	None.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 7, 2020

Signature:	/s/ David D. Mandarich

Name:	David D. Mandarich